Exhibit 8.1

List of Significant Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Principal Activities	% Owned
Allis-Chalmers Energy Inc.	United States	Holding company	100
Archer Management (US) LLC	United States	Management company	100
Seawell Management AS	Norway	Management company	100
Seawell Management Ltd	United Kingdom	Management company	100
Seawell Management (Bermuda) Ltd	Bermuda	Management company	100
Seawell Management (Hong Kong) Limited	Hong Kong	Management company	100
Seawell Norge AS	Norway	Onshore administration and holding company	100
Seawell AS	Norway	Drilling, engineering and well services	100
Seawell Offshore Denmark AS	Denmark	Well services	100
Seawell Services Ltd.	Hong Kong	Drilling services	100
Seawell Overseas Contracting Ltd.	Hong Kong	Drilling services	100
Seawell Ltd. (UK)	United Kingdom	Drilling, engineering and well services	100
Seawell Consulting Services Ltd.	United Kingdom	Onshore administration and management	100
Archer Assets UK Limited	United Kingdom	Holding company	100
Seawell Drilling Ltd.	United Kingdom	Drilling services	100
Archer Well Company Inc.	United States	Drilling, engineering and well services	100
Seawell Emerald Ltd.	Bermuda	Owner of modular rig	100
Seawell Oil Tools Ltd.	Bermuda	Rental services	100
Seawell do Brasil Servicos de Petroleo Ltda	Brazil	Drilling and engineering services	100
Seawell Oil Tools AS	Norway	Well services	100
Peak Well Solutions AS	Norway	Well services	100
TecWel AS	Norway	Well services	100
TecWel Telemetri AS	Norway	Well services	100
TecWel Inc.	United States	Well services	100
TecWel Ltd.	United Kingdom	Well services	100
C6 Technologies AS	Norway	Oilfield equipment	50
Viking Intervention Technology AS	Norway	Oilfield equipment	501
Wellbore Solutions AS	Norway	Oilfield equipment	42.6
Rig Inspection Services Pte. Ltd	Singapore	Inspection Services	100
Romeg Holdings Pty. Ltd.	Australia	Inspection Services	100
Gray Holdco, Inc.	United States	Holding company	100
Gray Parent Inc.	United States	Holding company	100
Gray Wireline Service Inc.	United States	Well services	100
Universal Wireline, Inc.	United States	Well services	100
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Note:
1           Viking Intervention Technology AS is 100% owned by C6 Technologies AS.